                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                -----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 6)(1)

                           GREG MANNING AUCTIONS, INC.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                    563823103
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                                 (CUSIP number)

                               BRUCE A. RICH, ESQ.
                       BECKER, GLYNN, MELAMED & MUFFLY LLP
                                 299 Park Avenue
                            New York, New York 10171
                                 (212) 888-3033
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 11, 2000
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                                                 (Continued on following pages)


--------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 5 Pages)


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CUSIP No. 563823103                    13D                    Page 2 of 5
-----------------------                                       ------------------

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          1             NAME OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             AFINSA BIENES TANGIBLES S.A.
                             (No S.S. or I.R.S. Identification No.)
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          2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
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          3             SEC USE ONLY
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          4             SOURCE OF FUNDS*

                             WC
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          5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEM 2(d) OR 2(e)                       / /
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          6             CITIZENSHIP OR PLACE OF ORGANIZATION

                             SPAIN
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   NUMBER OF                7            SOLE VOTING POWER
    SHARES                                   1,745,607
                        --------------------------------------------------------
  BENEFICIALLY
    OWNED BY                8            SHARED VOTING POWER
                                             -0-
                        --------------------------------------------------------
     EACH
   REPORTING                9            SOLE DISPOSITIVE POWER
                                             1,745,607
                        --------------------------------------------------------
     PERSON                10            SHARED DISPOSITIVE POWER
      WITH                                   -0-
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          11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                        REPORTING PERSON

                                       1,745,607
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          12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES*                                     / /
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          13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       17.2%
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          14            TYPE OF REPORTING PERSON*

                                       CO
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                      SEE INSTRUCTIONS BEFORE FILLING OUT!


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-----------------------                                       ------------------
CUSIP No. 563823103                    13D                    Page 3 of 5
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         This amendment amends a statement on Schedule 13D relating to Shares of the Common Stock of Greg Manning Auctions, Inc. (the "Issuer") filed with the Securities and Exchange Commission (the "Commission") on August 4, 1997, as amended by Amendment No. 1, filed with the Commission on August 20, 1997, Amendment No. 2, filed with the Commission on August 27, 1997, Amendment No. 3, filed with the Commission on February 16, 1999, Amendment No. 4, filed with the Commission on February 25, 1999, and Amendment No. 5, filed with the Commission on June 27, 2000 (the "Schedule 13D"). This amendment reports the purchase of 348,900 Shares of Common Stock of the Issuer ("Shares") by AFINSA Bienes Tangibles S.A., a corporation organized under the laws of Spain ("AFINSA"), since the date of filing of Amendment No. 5 to this Schedule 13D, and the purchase of 95,200 Shares by AFINSA that were inadvertently omitted from such Amendment No. 5.

         Unless otherwise indicated, the information set forth in Schedule 13D remains unchanged and each capitalized term not defined herein shall have the meaning assigned to such term in Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         The source of funds used in making the additional purchases of 444,100 Shares for an aggregate purchase price of $3,279,814 was working capital of AFINSA.

Item 5.  Interest in Securities of the Issuer.

         (a) As of October 24, 2000, the aggregate number of Shares beneficially owned by AFINSA is 1,745,607, representing approximately 17.2% of the total number of Shares outstanding, based on 10,044,576 Shares represented by the Issuer as outstanding in its Annual Report on Form 10-KSB for the fiscal year ended June 30, 2000, plus 126,833 Shares into which the 126,833 warrants issued to AFINSA by the Issuer on February 10, 1999 may be exercised.

         (b) AFINSA has sole power to vote or direct the vote and to dispose or direct the disposition of the Shares of the Issuer that are the subject of this
Schedule 13D.

         (c) Since the date of filing of Amendment No. 5 to this Schedule 13D, AFINSA purchased an aggregate of 348,900 Shares in the open market on the dates and at the prices set forth in Schedule B hereto. Each transaction was made on the open market and effected by Sterling Financial Investment Group Inc. on behalf of AFINSA. This Amendment reports an additional 85,100 Shares purchased in May 2000 and 10,100 Shares purchased in June 2000 by AFINSA that were inadvertently omitted from Amendment No. 5 to this Schedule 13D. Such purchases were also made on the open market and effected by Sterling Financial Investment Group Inc. on behalf of AFINSA.

         (d) Not applicable.

         (e) Not applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 24, 2000

                                           AFINSA BIENES TANGIBLES S.A.



                                           By: /s/ Ramon Egurbide
                                               -----------------------
                                               Ramon Egurbide
                                               Deputy General Manager


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                                   SCHEDULE B

           TRANSACTIONS IN COMMON STOCK FROM 6/27/00 THROUGH 10/24/00


             Date       Quantity          Price            Transaction Type
             ----       --------          -----            ----------------

          6/30/00          2,200        11.8182          Open Mkt. Purchase
           7/3/00          1,200        11.2130          Open Mkt. Purchase
          7/26/00          4,600        10.0785          Open Mkt. Purchase
          7/27/00          4,300         9.9831          Open Mkt. Purchase
          7/28/00          4,500         9.5277          Open Mkt. Purchase
          8/11/00          4,200         9.0944          Open Mkt. Purchase
          8/14/00          2,700         9.2153          Open Mkt. Purchase
          8/16/00          2,500         8.9609          Open Mkt. Purchase
          8/17/00          2,500         8.9604          Open Mkt. Purchase
          8/23/00          9,000         8.5903          Open Mkt. Purchase
          8/24/00          6,200         7.9626          Open Mkt. Purchase
          8/29/00          3,500         8.9286          Open Mkt. Purchase
          8/30/00          3,500         8.8750          Open Mkt. Purchase
          8/31/00          3,000         8.9375          Open Mkt. Purchase
           9/5/00          2,800         8.9509          Open Mkt. Purchase
           9/6/00          3,000         8.7500          Open Mkt. Purchase
           9/7/00          2,600         8.9904          Open Mkt. Purchase
           9/8/00          2,600         9.0505          Open Mkt. Purchase
          9/11/00          2,700         8.7188          Open Mkt. Purchase
          9/13/00          2,100         8.2619          Open Mkt. Purchase
          9/14/00          2,500         8.8125          Open Mkt. Purchase
          9/18/00          2,300         8.9293          Open Mkt. Purchase
          9/21/00          2,500         8.9925          Open Mkt. Purchase
          9/22/00          2,500         8.9000          Open Mkt. Purchase
          9/25/00          2,500         8.9100          Open Mkt. Purchase
          9/27/00          2,100         8.5060          Open Mkt. Purchase
         10/11/00         56,700         4.9850          Open Mkt. Purchase
         10/12/00         27,500         4.9949          Open Mkt. Purchase
         10/13/00         63,500         4.9884          Open Mkt. Purchase
         10/16/00         18,500         4.9993          Open Mkt. Purchase
         10/17/00         86,400         4.9903          Open Mkt. Purchase
         10/18/00          7,600         4.9507          Open Mkt. Purchase
         10/20/00          4,600         4.9130          Open Mkt. Purchase

Each of the above transactions was effected by Sterling Financial Investment Group Inc. on behalf of AFINSA.